Exhibit 10.60


                              EMPLOYMENT AGREEMENT

1. Parties: Lawrence S. Adelson ("Adelson") and CMC Heartland Partners.

2. Date: Effective March 1, 2002

3. Position: Chief Executive Officer.

4. Duties: General supervision over and responsibility for management and operation of CMC Heartland Partners; subject to the supervision and direction of the Board of Managers of the Managing General Partner of the Company ("Managers"). Adelson is not required to devote his entire professional time to his responsibilities at CMC Heartland Partners but must receive authorization from the Managers for any outside business engagement. The Managers authorize Adelson to be Chairman and Chief Executive Officer of Heartland Technology, Inc.

5. Term: March 1, 2002 to June 27, 2005.

6. Salary: $200,000 per year.

7. Fringe Benefits: Participation in Company Medical, Dental, Life, Long and Short Term Disability and Retirement plans and such other fringe benefits as may be approved from time to time by the Managers.

8. Incentive Compensation: The economic (but not tax) equivalent of ownership of 100,000 (non-voting) Heartland Partners Class A Units. Incentive compensation due to distributions is payable at the time of the distribution.

9. Termination: On the death or disability of Mr. Adelson or for "cause" as provided in Section 5.5 of the HTI Interests, LLC Operating Agreement dated February 16, 2000 (see below).

      Section 5.5 Removal of a Manager. A Manager may not be removed except for cause and by a unanimous vote of all of the Members having the power to designate such Manager. Any removal of a Manager shall become effective on such date as may be specified by the Members voting in favor thereof. Should a Manager be removed who is also a Member, such Member will continue to participate in the Company as a Member and enjoy the burdens and benefits of his Membership Interest. For purposes of this Agreement, "for cause" shall mean (a) commission by a Manager of theft or embezzlement of property of the Company or other acts of dishonesty; (b) commission by a Manager of a crime resulting in injury to the businesses, properties or reputations of the Company or commission of other significant activities harmful to the businesses, properties or reputations of the Company; (c) commission of an act by a Manager in the performance of his duties hereunder reasonably determined by the Members to amount to gross, willful, or wanton negligence; (d) willful refusal to perform or substantial neglect of the duties assigned to Manager hereunder; (e) any significant violation of any statutory or common law duty of loyalty to the Company; or (f) other legally sufficient cause.